November 08, 2006

BY EDGAR correspondence

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, D.C. 20549

Re:	Michael Foods, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 23, 2006

File No. 333-112714

Dear Ms. Cvrkel:

On behalf of Michael Foods, Inc., this letter responds to your letter dated October 25, 2006, relating to comments of the staff of the U.S. Securities and Exchange Commission on the above-referenced filing. The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter.

Annual Report on Form 10-K for the year ended December 31, 2005

General

1.	Please revise to include the exhibit 32 certifications required by Regulation S-K, Item 601 in all future 10-K and 10-Q filings. If you do not believe you are required to furnish Section 906 certifications, please explain why and cite the specific literature that supports your basis for doing so.

We do not have any securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not required to file reports under Section 15(d) of the Exchange Act (as described below). However, we voluntarily file periodic reports under the Exchange Act, and, as a “voluntary” filer, do not fit within the definition of “issuer” under Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 (“SOX”).1 We are

[1]	See Question 1 of the “Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions,” dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

not required to file the Section 906 certifications required by Regulation S-K, Item 601 because such Section 906 certifications apply only to “issuers” (as such term is defined in Section 2(a)(7) of SOX).2

Section 2(a)(7) of SOX defines “issuer” to include an issuer (as defined in Section 3 of the Exchange Act), (i) the securities of which are registered under Section 12 of the Exchange Act), and (ii) that is required to file reports under Section 15(d) of the Exchange Act or (iii) that files or has filed a registration statement that has not yet become effective and not withdrawn. As stated, we do not have any securities registered under Section 12 of the Exchange Act. In 2004, our registration statement for our 8% Senior Subordinated Notes (“Notes”) was declared effective under the Securities Act of 1933, as amended (“Securities Act”). However, since then, we have not filed any other registration statement under the Securities Act. At the beginning of each of the last two fiscal years beginning January 1, 2005 and January 1, 2006, the Notes were, and continue to be, held of record by less than 300 persons (the same is true for our common stock). Consequently, our reporting obligations have been statutorily suspended for each such fiscal year pursuant to Section 15(d) of the Exchange Act. Therefore, we are not an “issuer” under Section 2(a)(7) of SOX.

Valuation and Qualifying Accounts, page 41

2.	Given the significant additions to the allowance for doubtful accounts during the year ended December 31, 2004, please provide us with further information concerning the increase. Your response to us should include the reasons for the charge in 2004 which increased the allowance significantly and why this was not discussed in the notes to your financial statements.

The increase in our 2004 allowance for doubtful accounts balance was due to events that culminated in 2004. The popularity of low carbohydrate diets had a significant impact on the sales of two of our customer groups - bakeries and pasta companies. Two of our bakery company (one significant) and one of our pasta company customers filed for bankruptcy in 2004. In addition, another bakery company and pasta company (both public companies) were discussed in business publications as potential candidates for bankruptcy. The increase in our allowance was due to the specific write-off of the bankrupt customers, specific reserves for the open balances with customers cited in business publications and potential preference claims by the companies that filed bankruptcy in 2004.

[2]	See id.

The gross and net increase to the allowance for doubtful accounts was $2,590,000 and $1,707,000, respectively, during 2004. The change in the allowance that occurred in 2004 was not material to our results of operations or our financial position; therefore, we did not include this in the notes to the financial statements. Please also see our critical accounting policies included in Management’s Discussion and Analysis – Allowance for Doubtful Accounts disclosed on page 22 of our 2005 Annual Report on Form 10-K.

Notes to Consolidated Financial Statements, page 50

Note B. Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 54

3.	Please tell us and revise future filings to expand on your revenue recognition footnote to describe how your revenue recognition policies comply with the guidance outlined in SAB 104, specifically addressing when each criteria of SAB 104 is considered to have been met. Your revised disclosure and response should also address your shipping policies with regards to when title transfers to the customer. Also include further disclosure on your estimates of customer returns and how you determine such amounts. Clarify what is meant by “estimated customer programs” in your response.

In accordance with SAB 104, we have met the revenue recognition requirements:

(1) Persuasive evidence of an arrangement exists - A revenue transaction is initiated and evidenced by receipt of a purchase order from our customer.

(2) Delivery has occurred or services have been rendered - An invoice is created from the bill of lading at our shipping plant and revenue is recognized when proof of delivery of the receipt of goods is received from our carriers.

(3) The seller’s price to the buyer is fixed or determinable - Our sales invoice includes an agreed upon selling price.

(4) Collectibility is reasonably assured - We have a documented credit and collection policy and procedure manual for determining collectibility from our customers.

Our shipping policy is FOB destination; therefore, title to goods remains with us until delivered by the carrier to our customer.

Only a minor portion of our sales result in customer returns. An accrual is estimated based on historical trends and reviewed periodically for adequacy. Revenue is appropriately reduced to reflect estimated returns.

As required under SFAS 48, paragraph 8, we are able to make a reasonable estimate of customer returns due to the fact that our sales are not susceptible to significant external factors, the return period is short, we have no history of not being able to estimate this accrual and our sales are high volume and homogeneous in nature. In addition, there are no factors as defined in SAB 104 which may impact when or if returns can be estimated.

Estimated customer programs include customer rebates, volume discounts and allowance programs. We have contractual arrangements with our customers and utilize agreed-upon discounts to determine the accrued promotion costs related to these customers. In addition, we have discount programs with end-user customers and utilize historical experience to determine this accrual. The remaining customer programs are not significant to our financial statements. We have had a history of accurately estimating our promotion costs.

The liability balance for accrued promotion costs is disclosed on the face of the balance sheet. Please also see our critical accounting policies included in Management’s Discussion and Analysis – Accrued Promotion Costs disclosed on page 22 of our 2005 Annual Report on Form 10-K.

The substance of this response will be included in future filings.

Foreign Joint Ventures and Currency Translation, page 54

4.	We note from your disclosure that you have a foreign joint venture in Europe which you account for under the equity method of accounting. Please tell us and revise future filings to disclose the percentage of ownership interest you have in the joint venture. Please note that you are also required to disclose equity in earnings of the joint venture on the face of the income statement, if material. Further, any dividends received from such entities must also be disclosed either parenthetically or in the notes to the financial statements. Please confirm to us, if true, that such amounts for the periods presented in your financial statements were not material, and that you will comply with the requirements of Rule 5-03(b)13 of Regulation S-X in future filings.

Our ownership percentage in the European joint venture is 35.63%, which is disclosed on page 54 of our 2005 Annual Report on Form 10-K. The 2005 equity in losses recorded for the European joint venture was $455,000. This loss was immaterial to our results of operations and did not warrant separate line item disclosure on the face of our statement of operations. We have not received dividends from this entity. We have and we will continue to comply with the requirements of Rule 5-03(b)13 of Regulation S-X in our filings.

Note G. Commitments and Contingencies, page 59

Other Matters, page 61

5.	We note that further settlement negotiations on the EPA Violations were conducted in March 2006. However, we note no disclosure in either of your March 31, 2006 or June 30, 2006 10-Qs regarding the matter. Please tell us what amounts you have accrued with regard to these violations for clean up and punitive damages and provide us with an update on any settlement amounts determined and revise to disclose a range of amounts if a definite settlement has not yet been reached. Refer to SFAS 5. We may have further comment upon review of your response.

There were no substantial changes in the settlement negotiations during the first and second quarters of 2006. While we have not yet reached a final settlement, the negotiations have progressed during the third quarter of 2006 and we have reached a general agreement to pay a civil penalty of approximately $1 million. Our legal counsel has advised us that this $1 million is the minimum range of loss. Our accrual for this matter is $1,050,000 as of September 30, 2006 based on the anticipated settlement. We are negotiating the payment of the civil penalty to resolve all alleged violations claimed by the federal and state environmental agencies, but there has been no admission or any finding of liability. The government is not seeking amounts for cleanup or punitive damages.

We have included this update of the settlement negotiations in our Form 10-Q for the quarter ended September 30, 2006 and we will include any additional updates in future filings.

If you have any questions or would like additional information, please contact the undersigned at (952) 258-4000.

Very truly yours,

By:	/s/ John D. Reedy
John D. Reedy
Executive Vice President and Chief
Financial Officer

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